PLAN OF DISTRIBUTION
                                    OF
                         FUNDAMENTAL INVESTORS, INC.

 WHEREAS, Fundamental Investors, Inc. (the "Fund") is a Maryland corporation which offers shares of common stock;

 WHEREAS, American Funds Distributors, Inc. ("AFD") will serve as distributor of the shares of common stock of the Fund, and the Fund and AFD are parties to a Principal Underwriting Agreement (the "Agreement");

 WHEREAS, the purpose of this Plan of Distribution (the "Plan") is to authorize the Fund to bear expenses of distribution of its shares, including reimbursement of AFD for its expenses in the promotion of the sale of shares of the Fund, pursuant to the Agreement; and

 WHEREAS, the Board of Directors of the Fund has determined that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders;

 NOW, THEREFORE, the Fund adopts this Plan as follows:

 1. The Fund may expend pursuant to this Plan amounts not to exceed .25 of 1% of the average daily net assets of the Fund per annum.

 2. Subject to the limit in paragraph 1, the Fund shall pay, or reimburse AFD for, amounts expended to finance any activity which is primarily intended to result in the sale of shares of the Fund including, but not limited to, commissions or other payments to dealers and salaries and other expenses relating to selling or servicing efforts; PROVIDED, (i) that the Board of Directors of the Fund shall have approved categories of expenses for which payment or reimbursement shall be made pursuant to this paragraph 2, and (ii) that reimbursement shall be made in accordance with the terms of the Agreement.

 3. This Plan shall not take effect until it has been approved by vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940 (the "1940 Act")) and by the Board of Directors as provided in paragraph 4.

 4. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on this Plan and/or such agreement.

 5. At least quarterly, the Board of Directors shall be provided, by any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement, and the Board shall review, a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.

 6. This Plan may be terminated as to the Fund at any time by vote of a majority of the Qualified Directors, or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until March 31, 1991. It may thereafter be renewed from year to year in the manner provided for in paragraph 4 hereof.

 7. Any agreement related to this Plan shall be in writing, and shall provide:
A. that such agreement may be terminated as to the Fund at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, on not more than sixty (60) days' written notice to any other party to the agreement; and
B. that such agreement shall terminate automatically in the event of its assignment.

 8. This Plan may not be amended to increase materially the maximum amount of fee or other distribution expenses provided for in paragraph 1 hereof with respect to the Fund unless such amendment is approved by the voting securities of the Fund in the manner provided in paragraph 3 hereof, and no material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 4 hereof.

 9. While this Plan is in effect, the selection and nomination of Directors of the Fund who are not "interested persons" of the Fund (as defined in the 1940
Act) shall be committed to the discretion of the Directors who are not interested persons.

 10. The Fund shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 5 hereof for a period of not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.

 IN WITNESS WHEREOF, the Fund has caused this Plan to be executed by its officers thereunto duly authorized, as of May 1, 1990.

 FUNDAMENTAL INVESTORS, INC.
 By
    James W. Ratzlaff
    (President)

 By
  Isabelle V. Lindskoog
  (Secretary)

                        RENEWAL OF PLAN OF DISTRIBUTION

 WHEREAS, Fundamental Investors, Inc. (the "Fund") adopted a Plan of Distribution pursuant to rule 12b-1 under the Investment Company Act of 1940 (the "Plan") for the promotion of the sale of shares of common stock of this Fund on certain terms and conditions and subject to certain provisions set forth therein; and

 WHEREAS, said Plan was approved by the vote of the holders of a majority of the outstanding shares of common stock of the Fund at the Annual Meeting of Shareholders April 24, 1990, and said Plan provides for year-to-year renewals, upon certain specified conditions, and the renewal of said Plan has been approved by the Board of Directors of the Fund on February 20, 1996.

 NOW, THEREFORE:

 1. The Plan of Distribution is hereby renewed for the additional period beginning April 1, 1996 and ending at the close of business on March 31, 1997.

 2. This Renewal shall be executed in several counterparts, each of which shall be original.

    FUNDAMENTAL INVESTORS, INC.
By /s/Walter P. Stern
Walter P. Stern, Chairman

By /s/Julie F. Williams
Julie F. Williams,  Secretary